ZION OIL & GAS INC.
6510 Abrams Road, Suite 300
Dallas, Texas  75231

April 13, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Washington, D.C. 20549-4628
Attention: Norman Gholson

Re:	Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-164563) of Zion Oil & Gas, Inc. filed on March 26, 2010 (the “Registration Statement”).

Dear Mr. Gholson:

Zion Oil & Gas, Inc. (the “Corporation”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement referenced above to be effective as of 11 am E.S.T. on April 15, 2010 or as soon as possible thereafter.

The Corporation hereby acknowledges that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, does not relieve the Corporation for full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Very truly yours,

/s/ Richard Rinberg

Richard Rinberg

Chief Executive Officer